UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the quarterly period ended September 30, 2015

Commission file number 1-33867

TEEKAY TANKERS LTD.

(Exact name of Registrant as specified in its charter)

4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No   ☒

TEEKAY TANKERS LTD.

REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2015

TEEKAY TANKERS LTD.

September 30, 2015

PART I – FINANCIAL INFORMATION

ITEM 1 – FINANCIAL STATEMENTS

TEEKAY TANKERS LTD.

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

(in thousands of U.S. dollars, except share and per share amounts)

	Three Months Ended September 30, 2015 $	Three Months Ended September 30, 2014 $	Nine Months Ended September 30, 2015 $	Nine Months Ended September 30, 2014 $
REVENUES
Net pool revenues (note 10a)	92,022	31,648	263,510	82,329
Time charter revenues (note 10a)	19,307	19,986	40,021	62,001
Voyage charter revenues	5,502	1,836	20,327	6,214
Interest income from investment in term loans	—	—	—	9,118
Other revenues (note 3 and 14)	8,538	—	12,983	—

Total revenues	125,369	53,470	336,841	159,662

Voyage expenses (note 10a)	(2,588)	(2,872)	(9,967)	(7,923)
Vessel operating expenses (note 10a)	(33,574)	(22,935)	(82,216)	(69,314)
Time-charter hire expense (note 10a)	(22,600)	(6,309)	(54,396)	(8,473)
Depreciation and amortization	(17,399)	(12,451)	(46,298)	(37,378)
General and administrative expenses (note 10a)	(4,138)	(2,890)	(10,477)	(9,245)
Gain on sale of vessels (note 11)	—	—	—	9,955
Restructuring charges (note 14)	(327)	—	(4,772)	—

Income from operations	44,743	6,013	128,715	37,284

Interest expense	(3,903)	(2,042)	(9,343)	(6,663)
Interest income	28	49	67	247
Realized and unrealized (loss) gain on derivative instruments (note 6)	(1,031)	447	(2,095)	(1,523)
Equity income (note 4)	2,762	1,612	8,931	4,221
Other (expense) income	(1,386)	(217)	(1,835)	3,317

Net income	41,213	5,862	124,440	36,883

Per common share amounts (note 12)
- Basic earnings per share	0.31	0.07	1.02	0.44
- Diluted earnings per share	0.30	0.07	1.02	0.43
- Cash dividends declared	0.03	0.03	0.09	0.09

Weighted-average number of Class A and Class B common stock outstanding (note 12)
- Basic	134,630,768	86,429,215	121,933,274	84,584,086
- Diluted	135,174,756	86,828,810	122,504,070	84,942,563

Related party transactions (note 10)

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY TANKERS LTD.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars)

	As at	As at
	September 30, 2015	December 31, 2014
	$	$
ASSETS
Current
Cash and cash equivalents	80,579	162,797
Restricted cash	915	—
Pool receivable from affiliates, net (note 10b)	36,114	35,254
Accounts receivable	22,653	4,178
Vessel held for sale (note 11)	10,092	—
Due from affiliates (note 10b)	39,281	42,502
Prepaid expenses	30,169	8,883

Total current assets	219,803	253,614

Vessels and equipment
At cost, less accumulated depreciation of $343.0 million (2014 - $301.6 million)	1,589,297	828,291
Investment in and advances to equity accounted investments (note 4)	81,328	73,397
Derivative asset (note 6)	5,421	4,657
Intangible assets - net (note 15)	31,464	—
Other non-current assets	14,399	5,400

Total assets	1,941,712	1,165,359

LIABILITIES AND EQUITY
Current
Accounts payable	14,243	1,899
Accrued liabilities	40,107	17,565
Current portion of long-term debt (note 5)	477,013	41,959
Current portion of derivative liabilities (note 6)	6,034	7,263
Current portion of in-process revenue contracts	2,143	—
Deferred revenue	—	637
Due to affiliates (note 10b)	4,679	10,395

Total current liabilities	544,219	79,718

Long-term debt (note 5)	545,042	614,104
Derivative liabilities (note 6)	7,657	10,962
Other long-term liabilities (note 7)	6,519	4,852

Total liabilities	1,103,437	709,636

Commitments and contingencies (note 4, 5 and 6)

Equity
Common stock and additional paid-in capital (300 million shares authorized, 129.6 million Class A and 23.2 million Class B shares issued and outstanding as of September 30, 2015 and 95.3 million Class A and 16.7 million Class B shares issued and outstanding as of December 31, 2014) (note 9)	1,071,520	802,650
Accumulated deficit	(233,245)	(346,927)

Total equity	838,275	455,723

Total liabilities and equity	1,941,712	1,165,359

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY TANKERS LTD.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Nine Months Ended September 30, 2015 $	Nine Months Ended September 30, 2014 $
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net income	124,440	36,883
Non-cash items:
Depreciation and amortization	46,298	37,378
Gain on sale of vessels	—	(9,955)
Unrealized gain on derivative instruments	(5,297)	(5,946)
Equity income	(8,931)	(4,221)
Other	1,804	(1,893)
Change in operating assets and liabilities	(30)	(28,854)
Expenditures for dry docking	(17,749)	(14,760)

Net operating cash flow	140,535	8,632

FINANCING ACTIVITIES
Proceeds from long-term debt, net of issuance costs	575,328	72,897
Repayments of long-term debt	(21,276)	(15,275)
Prepayment of long-term debt	(191,592)	(162,000)
Equity contribution from Teekay Corporation	—	1,267
Cash dividends paid	(10,519)	(7,528)
Proceeds from equity offerings, net of offering costs (note 9)	227,995	—

Net financing cash flow	579,936	(110,639)

INVESTING ACTIVITIES
Proceeds from sale of vessels	—	154,000
Expenditures for vessels and equipment	(230,468)	(1,449)
Expenditures for Principal Maritime vessel acquisitions (note 16)	(526,021)	—
Investment in Teekay Tanker Operations Ltd. (note 4c)	(239)	(7,153)
Investment in Tanker Investments Ltd. (note 4b)	—	(25,000)
Loan repayments from equity accounted investment (note 4a)	1,000	1,150
Term loan advance recoveries	—	1,179
Acquisition of SPT, net of $0.4 million of cash assumed (note 15)	(46,961)	—

Net investing cash flow	(802,689)	122,727

(Decrease) increase in cash and cash equivalents	(82,218)	20,720
Cash and cash equivalents, beginning of the period	162,797	25,646

Cash and cash equivalents, end of the period	80,579	46,366

Non-cash transaction (note 16)

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY TANKERS LTD.

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(in thousands of U.S. dollars, except share amounts)

	Common Stock and Additional Paid-in Capital
	Thousands of Common Stock	Class A	Class B	Accumulated Deficit	Total
	#	$	$	$	$
Balance as at December 31, 2014	112,064	785,515	17,135	(346,927)	455,723

Net income	—	—	—	124,440	124,440
Proceeds from issuance of Class A common stock (note 9)	34,025	222,970	—	—	222,970
Proceeds from issuance of Class B common stock (note 9)	6,512	—	45,500	—	45,500
Value adjustment to share issuance to Teekay Corporation for purchase of Teekay Tanker Operations Ltd.	—	—	—	(239)	(239)
Dividends declared	—	—	—	(10,519)	(10,519)
Equity-based compensation (note 9)	254	400	—	—	400

Balance as at September 30, 2015	152,855	1,008,885	62,635	(233,245)	838,275

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY TANKERS LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

1.	Basis of Presentation

The unaudited interim consolidated financial statements have been prepared in conformity with United States generally accepted accounting principles (or GAAP). These financial statements include the accounts of Teekay Tankers Ltd. and its wholly-owned subsidiaries and equity accounted investments (collectively the Company). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted and, therefore, these interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements filed on Form 20-F for the year ended December 31, 2014. In the opinion of management, these unaudited interim consolidated financial statements reflect all adjustments, consisting solely of a normal recurring nature, necessary to present fairly, in all material respects, the Company’s consolidated financial position, results of operations, and cash flows for the interim periods presented. The results of operations for the interim periods presented are not necessarily indicative of those for a full fiscal year. Significant intercompany balances and transactions have been eliminated upon consolidation.

2.	Accounting Pronouncements

In April 2014, the Financial Accounting Standards Board (or FASB) issued Accounting Standards Update 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity (or ASU 2014-08), which raises the threshold for disposals to qualify as discontinued operations. A discontinued operation is defined now as: (i) a component of a company or group of components that has been disposed of or classified as held for sale and represents a strategic shift that has or will have a major effect on a company’s operations and financial results; or (ii) an acquired business that is classified as held for sale on the acquisition date. ASU 2014-08 also requires additional disclosures regarding discontinued operations, as well as material disposals that do not meet the definition of discontinued operations. ASU 2014-08 was adopted on January 1, 2015. The impact, if any, of adopting ASU 2014-08 on the Company’s financial statements will depend on the occurrence and nature of disposals that occur after ASU 2014-08 is adopted.

In May 2014, FASB issued Accounting Standards Update 2014-09, Revenue from Contracts with Customers (or ASU 2014-09). ASU 2014-09 will require companies to recognize revenue when they transfer promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. This update creates a five-step model that requires companies to exercise judgment when considering the terms of the contract(s) which include (i) identifying the contract(s) with the customer, (ii) identifying the separate performance obligations in the contract, (iii) determining the transaction price, (iv) allocating the transaction price to the separate performance obligations, and (v) recognizing revenue when each performance obligation is satisfied. ASU 2014-09 is effective for interim and annual periods beginning after December 15, 2017 and shall be applied at the Company’s option retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. Early adoption is not permitted. The Company is evaluating the effect of adopting this new accounting guidance.

In February 2015, the FASB issued Accounting Standards Update 2015-02, Amendments to the Consolidation Analysis (or ASU 2015-02), which eliminates the deferral of certain consolidation standards for companies considered to be investment companies, modifies the consolidation analysis performed on limited partnerships and modifies the impact of fee arrangements and related parties on the determination of the primary beneficiary of a variable interest entity. ASU 2015-02 is effective for interim and annual periods beginning after December 15, 2015. ASU 2015-02 may be applied using a modified retrospective approach by recording a cumulative-effect adjustment to equity as of the beginning of the fiscal year of adoption. A reporting company also may apply ASU 2015-02 retrospectively. The Company is evaluating the effect of adopting this new accounting guidance.

In April 2015, the FASB issued Accounting Standards Update 2015-03, Simplifying the Presentation of Debt Issuance Costs (or ASU 2015-03), which requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. Deferred debt issuance costs of line-of-credit arrangements may continue to be presented as an asset and subsequently amortized ratably over the term of the line-of-credit arrangement, regardless of whether there are any outstanding borrowings on the line-of-credit arrangement. ASU 2015-03 is effective for interim and annual periods beginning after December 15, 2015. Early adoption is permitted and the application of this standard is to be applied on a retrospective basis. The Company is evaluating the effect of adopting this new accounting guidance.

In September 2015, the FASB issued ASU 2015-16, Simplifying the Accounting for Measurement-Period Adjustments (or ASU 2015-16) to simplify the accounting for business combinations, specifically as it relates to measurement-period adjustments. Acquiring entities in a business combination must now recognize measurement-period adjustments in the reporting period in which the adjustment amounts are determined, instead of retroactively adjusting prior periods. ASU 2015-16 is effective for the Company beginning January 1, 2016, however earlier application is permitted for financial statements that have not been issued. The actual impact of adoption will depend on the amount of measurement period adjustments in future periods.

3.	Segment Reporting

On July 31, 2015, the Company acquired a ship-to-ship transfer business (or SPT) from a company jointly-owned by Teekay Corporation (or Teekay) and a Norway-based marine transportation company, I.M. Skaugen SE (see note 15). Following the acquisition, the Company has two reportable segments, its conventional tanker segment and its ship-to-ship transfer segment. The Company’s conventional tanker segment consists of the operation of all of its tankers, including those employed on full service lightering contracts. The Company’s ship-to-ship transfer segment consists of the Company’s lightering support services, including those provided to the Company’s conventional tanker segment as part of full service lightering operations and other related services. Segment results are evaluated based on income from operations. The accounting policies applied to the reportable segments are the same as those used in the preparation of the Company’s consolidated financial statements.

TEEKAY TANKERS LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

The following table includes results for the Company’s revenue and income from vessel operations by segment for the periods presented in these financial statements.

Three Months ended September 30, 2015

	Conventional Tanker Segment	Ship-to-Ship Transfer Segment	Inter-segment Revenue(1)	Total
Revenues	116,831	8,850	(312)	125,369
Voyage expenses	(2,396)	(192)	—	(2,588)
Vessel operating expenses	(27,471)	(6,415)	312	(33,574)
Time-charter hire expense	(22,562)	(38)	—	(22,600)
Depreciation and amortization	(16,755)	(644)	—	(17,399)
General and administrative expenses	(3,226)	(912)	—	(4,138)
Restructuring charges	—	(327)	—	(327)

Income from Operations(2)	44,421	322	—	44,743

Equity income	2,762	—	—	2,762

Three Months ended September 30, 2014

	Conventional Tanker Segment	Ship-to-Ship Transfer Segment	Inter-segment Revenue(1)	Total
Revenues	53,470	—	—	53,470
Voyage expenses	(2,872)	—	—	(2,872)
Vessel operating expenses	(22,935)	—	—	(22,935)
Time-charter hire expense	(6,309)	—	—	(6,309)
Depreciation and amortization	(12,451)	—	—	(12,451)
General and administrative expenses	(2,890)	—	—	(2,890)

Income from Operations(2)	6,013	—	—	6,013

Equity income	1,612	—	—	1,612

TEEKAY TANKERS LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

Nine Months ended September 30, 2015

	Conventional	Ship-to-Ship
	Tanker	Transfer	Inter-segment
	Segment	Segment	Revenue(1)	Total
Revenues	328,303	8,850	(312)	336,841
Voyage expenses	(9,775)	(192)	—	(9,967)
Vessel operating expenses	(76,113)	(6,415)	312	(82,216)
Time-charter hire expense	(54,358)	(38)	—	(54,396)
Depreciation and amortization	(45,654)	(644)	—	(46,298)
General and administrative expenses	(9,565)	(912)	—	(10,477)
Restructuring charges	(4,445)	(327)	—	(4,772)

Income from Operations(2)	128,393	322	—	128,715

Equity income	8,931	—	—	8,931

Nine Months ended September 30, 2014

	Conventional	Ship-to-Ship
	Tanker	Transfer	Inter-segment
	Segment	Segment	Revenue(1)	Total
Revenues	159,662	—	—	159,662
Voyage expenses	(7,923)	—	—	(7,923)
Vessel operating expenses	(69,314)	—	—	(69,314)
Time-charter hire expense	(8,473)	—	—	(8,473)
Depreciation and amortization	(37,378)	—	—	(37,378)
General and administrative expenses	(9,245)	—	—	(9,245)
Gain on sale of vessels	9,955	—	—	9,955

Income from Operations(2)	37,284	—	—	37,284

Equity income	4,221	—	—	4,221

(1)

The ship-to-ship transfer segment provides lightering support services to the conventional tanker segment for full service lightering operations and the pricing for such services is based on estimated costs incurred.

(2)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

A reconciliation of total segment assets to total assets presented in the accompanying consolidated balance sheets is as follows:

	As at	As at
	September 30, 2015	December 31, 2014
	$	$
Conventional Tanker	1,807,031	998,384
Ship-to-Ship Transfer	31,449	—
Cash	80,579	162,797
Accounts receivable	22,653	4,178

Consolidated total assets	1,941,712	1,165,359

TEEKAY TANKERS LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

4.	Investments in and Advances to Equity Accounted Investments

	As at September 30, 2015	As at December 31, 2014
	$	$
High-Q Joint Venture	19,984	18,948
Tanker Investments Ltd.	41,412	36,915
Teekay Tanker Operations Ltd.	19,932	17,534

Total	81,328	73,397

a.

The Company has a joint venture arrangement with Wah Kwong Maritime Transport Holdings Limited (or Wah Kwong), whereby the Company has a 50% economic interest in the High-Q joint venture, which is jointly controlled by the Company and Wah Kwong. The High-Q joint venture owns one Very Large Crude Carrier (or VLCC), which is trading on a fixed time charter-out contract expiring in 2018. Under this contract, the vessel earns a fixed daily rate and an additional amount if the daily rate of any sub-charter earned exceeds a certain threshold.

In March 2012, the joint venture entered into a $68.6 million loan with a financial institution. As at September 30, 2015, the loan had an outstanding balance of $55.7 million (December 31, 2014 - $60.0 million). The loan is secured by a first-priority mortgage on the VLCC owned by the joint venture and 50% of the outstanding loan balance is guaranteed by the Company. The joint venture has an interest rate swap agreement with a notional amount of $55.7 million that expires in June 2018, 50% of which is guaranteed by the Company. The interest rate swap exchanges a receipt of floating interest based on 3-months LIBOR for a payment of a fixed rate of 1.47% every three months.

b.

In January 2014, the Company and Teekay formed Tanker Investments Ltd. (or TIL), which seeks to opportunistically acquire, operate and sell modern second-hand tankers to benefit from an expected recovery of the tanker market. In January 2014, the Company purchased 2.5 million shares of common stock for $25.0 million and received a stock purchase warrant entitling it to purchase up to 750,000 additional shares of common stock of TIL (see note 6). The stock purchase warrant is a derivative asset which had an estimated fair value of $5.4 million as at September 30, 2015. The Company also received one preferred share which entitles the Company to elect one board member of TIL. The preferred share does not give the Company a right to any dividends or distributions of TIL. The Company accounts for its investment in TIL using the equity method. In October 2014, the Company purchased an additional 0.9 million common shares of TIL on the open market. The common shares were acquired at a price of NOK 69 per share, or a purchase price of $10.0 million.

As of September 30, 2015, TIL had repurchased 0.4 million of its own shares on the open market. The common shares were repurchased at a weighted average price of NOK 105 per share, or a net purchase price of $5.6 million. As of September 30, 2015, the Company’s ownership interest in TIL was 9.40%.

c.

In August 2014, the Company purchased from Teekay a 50% interest in Teekay Tanker Operations Ltd. (or TTOL), which owns conventional tanker commercial management and technical management operations, including direct ownership in five commercially managed tanker pools, for an aggregate price of approximately $23.7 million.

As consideration for this acquisition, the Company issued to Teekay 4.2 million shares of its Class B common stock with an approximate value of $17.0 million on the acquisition closing date. In addition, the Company reimbursed Teekay for $6.7 million of working capital it assumed from Teekay in connection with the purchase. The book value of the assets acquired, including working capital, was $16.9 million on the date of acquisition. The excess of the purchase price over the Company’s proportionate interest in the book value of the net assets acquired, which amounted to $6.8 million, is accounted for as an equity distribution to Teekay. The Company accounts for its ownership interest in TTOL using the equity method.

TEEKAY TANKERS LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

5.	Long-Term Debt

	As at September 30, 2015	As at December 31, 2014
	$	$
Revolving Credit Facilities due through 2018	432,000	508,593
Term Loans due through 2021	590,055	147,470

	1,022,055	656,063
Less current portion	(477,013)	(41,959)

Total	545,042	614,104

As at September 30, 2015, the Company had two revolving credit facilities (or the Revolvers), which, as at such date, provided for aggregate borrowings of up to $557.6 million, of which $125.6 million was undrawn (December 31, 2014 - $634.8 million, of which $126.2 million was undrawn). Interest payments are based on LIBOR plus margins, which, at September 30, 2015, ranged between 0.45% and 0.60% (December 31, 2014: 0.45% and 0.60%). The total amount available under the Revolvers reduces by $43.6 million (remainder of 2015), $89.1 million (2016), $395.9 million (2017) and $29.0 million (2018). As at September 30, 2015, the Revolvers were collateralized by 19 of the Company’s vessels, together with other related security. One of the Revolvers requires that the Company’s applicable subsidiary maintain a minimum hull coverage ratio of 105% of the total outstanding drawn balance for the facility period. As at September 30, 2015, this ratio was 155%. The vessel value used in this ratio is an appraised value prepared by the Company based on second-hand sale and purchase market data. A decline in the tanker market could negatively affect the ratio. In addition, one of the Revolvers requires the Company and certain of its subsidiaries to maintain a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of $35.0 million and at least 5.0% of the Company’s total consolidated debt. One of the Revolvers is guaranteed by Teekay and contains covenants that require Teekay to maintain the greater of free cash (cash and cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of $50.0 million and at least 5.0% of Teekay’s total consolidated debt which has recourse to Teekay. As at September 30, 2015, the Company and Teekay were in compliance with all of their covenants in respect of the Revolvers.

As at September 30, 2015, the Company had five term loans outstanding, which totaled $590.1 million (December 31, 2014 - $147.5 million). Interest payments on the term loans are based on a combination of fixed and variable rates where fixed rates range from 4.06% to 4.90% and variable rates are based on LIBOR plus a margin. At September 30, 2015, the margins ranged from 0.30% to 2.80% (December 31, 2014 - 0.30% to 1.00%). The term loan repayments are made in quarterly or semi-annual payments and four of the term loans have balloon or bullet repayments due at maturity in 2016, 2019 and 2021. The term loans are collateralized by first-priority mortgages on 21 of the Company’s vessels, together with certain other related security. Four of the term loans require that certain specified subsidiaries of the Company maintain minimum hull coverage ratios of 120%, 130% and 135% of the total outstanding balance for the facility period. As at September 30, 2015, the loan-to-value ratios ranged from 167% to 1,017%. The vessel values used in these ratios are appraised values prepared by the Company based on second-hand sale and purchase market data. A decline in the tanker market could negatively affect the ratios. Two of the term loans are guaranteed by Teekay and contain covenants that require Teekay to maintain the greater of (a) free cash (cash and cash equivalents) of at least $100.0 million and (b) an aggregate of free cash and undrawn committed revolving credit lines with at least six months to maturity of at least 7.5% of Teekay’s total consolidated debt which has recourse to Teekay. One of the term loans is also guaranteed by Teekay and contains covenants that require Teekay to maintain the greater of (a) free cash (cash and cash equivalents) of at least $50.0 million and (b) an aggregate of free cash and undrawn committed revolving credit lines with at least six months to maturity of at least 5.0% of Teekay’s total consolidated debt which has recourse to Teekay. In addition, two of the term loans require the Company and certain of its subsidiaries to maintain a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of $35.0 million and at least 5.0% of the Company’s total consolidated debt. As at September 30, 2015, the Company and Teekay were in compliance with all of their covenants in respect of these term loans.

The Company and certain other subsidiaries of Teekay are borrowers under one term loan arrangement and one revolving credit facility as described above. Under these arrangements, each of the borrowers is obligated on a joint and several basis. For accounting purposes, obligations resulting from long-term debt joint and several liability arrangements are measured at the sum of the amount the Company agreed to pay, on the basis of its arrangement with its co-obligor, and any additional amount the Company expects to pay on behalf of its co-obligor. As of September 30, 2015, the term loan arrangement had an outstanding balance of $179.4 million, of which $87.4 million was the Company’s share. As of September 30, 2015, the revolving credit facility had an outstanding balance of $85.3 million, of which $35.0 million was the Company’s share. The Company does not expect to pay any amount on behalf of its co-obligors. Teekay has agreed to indemnify the Company in respect of any losses and expenses arising from any breach by co-obligors of the terms and conditions of the term loan or revolving credit facility.

The weighted-average effective interest rate on the Company’s long-term debt as at September 30, 2015 was 1.6% (December 31, 2014 – 1.1%). This rate does not reflect the effect of the Company’s interest rate swap agreements (see note 6).

The aggregate annual long-term principal repayments required to be made by the Company under the Revolvers and term loans subsequent to September 30, 2015 are $18.1 million (remaining 2015), $469.8 million (2016), $415.3 million (2017), $53.2 million (2018) and $23.2 million (2019) and $42.5 million (thereafter).

TEEKAY TANKERS LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

6.	Derivative Instruments

The Company uses derivatives in accordance with its overall risk management policies. The Company enters into interest rate swap agreements which exchange a receipt of floating interest for a payment of fixed interest to reduce the Company’s exposure to interest rate variability on its outstanding floating-rate debt. The Company has not designated, for accounting purposes, its interest rate swaps as cash flow hedges of its U.S. Dollar LIBOR-denominated borrowings.

Realized and unrealized gains or losses relating to the Company’s interest rate swaps have been reported in realized and unrealized gain (loss) on derivative instruments in the consolidated statements of income. During the three and nine months ended September 30, 2015, the Company recognized realized losses of $2.5 million and $7.4 million, respectively, and unrealized gains of $1.6 million and $4.6 million, respectively, relating to its interest rate swaps. During the three and nine months ended September 30, 2014, the Company recognized realized losses of $2.5 million and $7.5 million, respectively, and unrealized gains of $3.4 million and $5.8 million, respectively, relating to its interest rate swaps.

The following summarizes the Company’s interest rate swap positions as at September 30, 2015:

	Interest Rate Index	Notional Amount $	Fair Value / Carrying Amount of Asset (Liability) $	Remaining Term (years)	Fixed Interest Rate (%) (1)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swap	USD LIBOR 6M	200,000	(4,009)	1.0	2.61
U.S. Dollar-denominated interest rate swap	USD LIBOR 3M	100,000	(9,682)	2.0	5.55

(1)	Excludes the margin the Company pays on its variable-rate debt, which, as of September 30, 2015, ranged from 0.30% to 2.80%.

The Company is potentially exposed to credit loss in the event of non-performance by the counterparty to the interest rate swap agreements in the event that the fair value results in an asset being recorded. In order to minimize counterparty risk, the Company only enters into interest rate swap agreements with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time transactions are entered into.

The Company has a stock purchase warrant entitling it to purchase up to 750,000 shares of common stock of TIL at a fixed price of $10 per share. Alternatively, if the shares of TIL’s common stock trade on a national securities exchange or an over-the-counter market denominated in Norwegian Kroner, the Company may also exercise the stock purchase warrant at 61.67 Norwegian Kroner (or NOK) per share. The stock purchase warrant expires on January 23, 2019. For purposes of vesting, the stock purchase warrant is divided into four equally sized tranches. If the shares of TIL’s common stock trade on a national securities exchange or an over-the-counter market denominated in Norwegian Kroner, each tranche will vest and become exercisable when and if the fair market value of a share of the TIL common stock equals or exceeds 77.08 NOK, 92.50 NOK, 107.91 NOK and 123.33 NOK, respectively, for such tranche for any ten consecutive trading days, subject to certain trading value requirements. As at September 30, 2015, the fair value of the stock purchase warrant was $5.4 million, which is reflected as a derivative asset on the Company’s consolidated balance sheet. The stock purchase warrant had an initial value of $3.4 million on issuance in January 2014 and such amount is reflected in the other income (expenses) in the Company’s 2014 consolidated statements of income. During the three and nine months ended September 30, 2015, the Company recognized an unrealized loss of $0.1 million and an unrealized gain of $0.7 million, respectively, relating to the changes in the value of the warrant, compared to an unrealized loss of $0.5 million and an unrealized gain of $0.1 million for the same periods in the prior year. Unrealized gains and losses are reflected in realized and unrealized (loss) gain on derivative instruments in the Company’s consolidated statements of income.

TEEKAY TANKERS LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

7.	Other Long-Term Liabilities

The Company recognizes freight tax expense in other (expense) income in its consolidated statements of income. The Company does not presently anticipate its uncertain tax positions will significantly increase or decrease in the next 12 months; however, actual developments could differ from those currently expected.

The following is a roll-forward of the Company’s freight tax expense which is recorded in its consolidated balance sheet in other long-term liabilities:

	As at September 30, 2015 $	As at September 30, 2014 $
Balance at the beginning of the period	4,852	5,351
Freight tax expense	1,667	208

Balance at the end of the period	6,519	5,559

8.	Financial Instruments

a.	Fair Value Measurements

For a description of how the Company estimates fair value and for a description of the fair value hierarchy levels, see Note 11 to the Company’s audited consolidated financial statements filed with its Annual Report on the Form 20-F for the year ended December 31, 2014.

The following table includes the estimated fair value and carrying value of those assets and liabilities that are measured at fair value on a recurring and non-recurring basis as well as the estimated fair value of the Company’s financial instruments that are not accounted for at the fair value on a recurring basis.

		September 30, 2015		December 31, 2014
	Fair Value Hierarchy Level	Carrying Amount Asset / (Liability) $	Fair Value Asset / (Liability) $	Carrying Amount Asset / (Liability) $	Fair Value Asset / (Liability) $
Recurring:
Cash and cash equivalents and restricted cash	Level 1	81,494	81,494	162,797	162,797
Derivative instruments
Interest rate swap agreements	Level 2	(13,691)	(13,691)	(18,225)	(18,225)
Stock purchase warrant	Level 3	5,421	5,421	4,657	4,657

Other:
Advances to equity accounted investments	Note (1)	13,980	Note (1)	14,980	Note (1)
Long-term debt, including current portion	Level 2	(1,022,055)	(994,231)	(656,063)	(617,761)

(1)

The advances to equity accounted investments together with the Company’s investments in the equity accounted investments form the net aggregate carrying value of the Company’s interests in the equity accounted investments in these consolidated financial statements. The fair values of the individual components of such aggregate interests as at September 30, 2015 and December 31, 2014 were not determinable.

Changes in fair value during the three and nine months ended September 30, 2015 and 2014 for the Company’s derivative instrument, the TIL stock purchase warrant, which is described below and is measured at fair value on the recurring basis using significant unobservable inputs (Level 3), are as follows:

	Three Months Ended		Nine Months Ended
	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
	$	$	$	$
Fair value at the beginning of the period	5,526	4,026	4,657	—
Fair value on issuance	—	—	—	3,420
Unrealized (loss) gain included in earnings	(105)	(458)	764	148

Fair value at the end of the period	5,421	3,568	5,421	3,568

TEEKAY TANKERS LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

During January 2014, the Company received a stock purchase warrant entitling it to purchase up to 750,000 shares of the common stock of TIL (see note 6). The estimated fair value of the stock purchase warrant was determined using a Monte-Carlo simulation and is based, in part, on the historical price of common shares of TIL, the risk-free interest rate, vesting conditions and the historical volatility of comparable companies. The estimated fair value of the stock purchase warrant as of September 30, 2015 is based on the historical volatility of comparable companies of 53.65%. A higher or lower volatility would result in a higher or lower fair value of this derivative asset.

b.	Financing Receivables

The following table contains a summary of the Company’s financing receivables by type and the method by which the Company monitors the credit quality of its financing receivables on a quarterly basis.

Class of Financing Receivable	Credit Quality Indicator	Grade	September 30, 2015 $	December 31, 2014 $
Advances to equity accounted investments	Other internal metrics	Performing	13,980	14,980

			13,980	14,980

9.	Capital Stock and Stock-Based Compensation

The authorized capital stock of the Company at September 30, 2015 and December 31, 2014 was 100,000,000 shares of preferred stock, with a par value of $0.01 per share, 200,000,000 shares of Class A common stock, with a par value of $0.01 per share, and 100,000,000 shares of Class B common stock, with a par value of $0.01 per share. A share of Class A common stock entitles the holder to one vote per share while a share of Class B common stock entitles the holder to five votes per share, subject to a 49% aggregate Class B common stock voting power maximum. As of September 30, 2015, the Company had 129.6 million shares of Class A common stock (December 31, 2014 – 95.3 million), 23.2 million shares of Class B common stock (December 31, 2014 – 16.7 million) and no shares of preferred stock (December 31, 2014 – nil) issued and outstanding.

In January 2015, the Company issued 3.0 million shares of its Class A common stock for net proceeds of $13.7 million upon the exercise by the underwriters of their options to purchase additional shares in connection with the Company’s December 2014 public offering. In March 2015 and April 2015, a total of 38,961 shares and 12,987 shares of Class A common stock with aggregate values of $0.2 million and $0.1 million, respectively, were granted to the Company’s non-management directors as part of their annual compensation for 2015. These shares of Class A common stock were issued from the 4,000,000 shares of Class A common stock reserved under the Teekay Tankers Ltd. 2007 Long-Term Incentive Plan and distributed to the directors.

In June 2015, the Company implemented a continuous offering program (or COP) under which the Company may issue new common stock at market prices up to a maximum aggregate amount of $80.0 million. During the three and nine months ended September 30, 2015, the Company sold approximately 6.3 million and approximately 11.3 million shares, respectively, of Class A common stock under the COP for net proceeds of $40.9 million and $78.2 million, respectively.

In July 2015, the Company issued to Teekay approximately 6.5 million shares of its Class B common stock at a subscription price of approximately $6.99 per share in order to finance the acquisition of the SPT (see note 15).

In August and September 2015, the Company issued approximately 6.1 million shares of its Class A common stock with share value of $40.5 million as part of the purchase price of 10 modern Suezmax tankers which were acquired and delivered during the quarter (see note 16).

In August 2015, the Company issued approximately 9.1 million shares of its Class A common stock in a registered offering to a group of institutional investors at a price of $6.65 per share. The Company concurrently issued approximately 4.5 million shares of Class A common stock to Teekay also at a price of $6.65 per share. The Company used the $90.6 million of net proceeds from the issuances of these shares to partially finance the acquisition of the 12 modern Suezmax vessels from Principal Maritime Tankers Corporation (or Principal Maritime) (see note 16).

The Company also grants stock options and restricted stock units as incentive-based compensation under the Teekay Tankers Ltd. 2007 Long-Term Incentive Plan to certain non-management directors of the Company and to certain employees of Teekay subsidiaries that provide services to the Company. The Company measures the cost of such awards using the grant date fair value of the award and recognizes that cost, net of estimated forfeitures, over the requisite service period. The requisite service period consists of the period from the grant date of the award to the earlier of the date of vesting or the date the recipient becomes eligible for retirement. For stock-based compensation awards subject to graded vesting, the Company calculates the value for the award as if it was one single award with one expected life and amortizes the calculated expense for the entire award on a straight-line basis over the requisite service period. The compensation cost of the Company‘s stock-based compensation awards is reflected in general and administrative expenses in the Company’s consolidated statements of income.

During March 2015, the Company granted 58,434 stock options with an exercise price of $5.39 per share to an officer of the Company. Each stock option granted in March 2015 has a ten-year term and vests equally over three years from the grant date.

TEEKAY TANKERS LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

The weighted-average fair value of the stock options granted during March 2015 was $1.97 per option, estimated on the grant date using the Black-Scholes option pricing model. The following assumptions were used in computing the fair value of the stock options granted: expected volatility of 49.0%; expected life of five years; dividend yield of 2.09%; and risk-free interest rate of 1.38%. The expected life of the stock options granted was estimated using the historical exercise behavior of employees of Teekay that receive stock options from Teekay. The expected volatility was based on historical volatility as calculated using historical data during the five years prior to the grant date.

During March 2015, the Company also granted 187,746 restricted stock units to the officers of the Company and certain employees of Teekay subsidiaries that provide services to the Company with an aggregate fair value of $1.0 million. Each restricted stock unit is equal to one share of the Company’s common stock plus reinvested distributions from the grant date to the vesting date. The restricted stock units vest equally over three years from the grant date. Any portion of a restricted stock unit award that is not vested on the date of the recipient’s termination of service is cancelled, unless their termination arises as a result of the recipient’s retirement and, in this case, the restricted stock unit award will continue to vest in accordance with the vesting schedule. Upon vesting, the value of the restricted stock unit awards, net of withholding taxes, is paid to each recipient in the form of common stock.

During the three and nine months ended September 30, 2015, the Company recorded $0.3 million and $1.3 million, respectively, of expenses related to the restricted stock units and stock options. During the nine months ended September 30, 2015, a total of 351,096 restricted stock units with a market value of $2.3 million vested and was paid to the grantees by issuing 201,564 shares of Class A common stock, net of withholding taxes.

10.	Related Party Transactions

a.

Teekay and its wholly-owned subsidiary Teekay Tankers Management Services Ltd., which is the Company’s manager (or the Manager), provide commercial, technical, strategic and administrative services to the Company. In addition, certain of the Company’s vessels participate in pooling arrangements that are managed in whole or in part by subsidiaries of Teekay (collectively, the Pool Managers). For additional information about these arrangements, please read “Item 7 – Major Shareholders and Related Party Transactions – Related Party Transactions” in our Annual Report on Form 20-F for the year ended December 31, 2014. Amounts received and paid by the Company for such related party transactions for the periods indicated were as follows:

	Three Months Ended		Nine Months Ended
	September 30, 2015 $	September 30, 2014 $	September 30, 2015 $	September 30, 2014 $
Time-charter revenues (i)	—	3,754	—	11,056
Pool management fees and commissions (ii)	(2,630)	(1,273)	(7,490)	(3,354)
Commercial management fees (iii)	(385)	(299)	(827)	(878)
Vessel operating expenses - technical management fee (iv)	(1,687)	(1,389)	(4,843)	(4,230)
Strategic and administrative service fees	(1,594)	(1,903)	(5,313)	(6,538)
Time-charter hire expense(v)	(608)	—	(608)	—

(i)	The Company chartered-out the Pinnacle Spirit and the Summit Spirit to Teekay under fixed-rate time-charter contracts, which expired in November and December of 2014, respectively.
(ii)	The Company’s share of the Pool Managers’ fees that are reflected as a reduction to net pool revenues from affiliates on the Company’s consolidated statements of income.
(iii)

The Manager’s commercial management fees for vessels on time-charter out contracts and spot-traded vessels not included in the pool, which are reflected in voyage expenses on the Company’s consolidated statements of income.

(iv)	The cost of ship management services provided by the Manager are presented as vessel operating expenses.
(v)	The Company chartered-in the SPT Explorer from Teekay which commenced in September 2015.

b.

The Manager and other subsidiaries of Teekay collect revenues and remit payments for expenses incurred by the Company’s vessels. Such amounts, which are presented on the Company’s consolidated balance sheets in due from affiliates or due to affiliates, are without interest or stated terms of repayment. The amounts owing from the Pool Managers for monthly distributions are reflected in the consolidated balance sheets as pool receivables from affiliates, are without interest and are repayable upon the terms contained within the applicable pool agreement. The Company had also advanced $38.5 million and $36.2 million as at September 30, 2015 and December 31, 2014, respectively, to the Pool Managers for working capital purposes. These amounts, which are reflected in the consolidated balance sheets in due from affiliates, are without interest and are repayable when applicable vessels leave the pools.

c.

On August 1, 2014, the Company purchased from Teekay a 50% interest in TTOL, which owns conventional tanker commercial management and technical management operations, including the direct ownership in three commercially managed tanker pools, for an aggregate price of approximately $23.7 million, including $6.7 million in net working capital (see note 4c).

d.	On July 31, 2015, the Company acquired SPT (see note 15).

TEEKAY TANKERS LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

11.	Sale of Vessels and Vessel Held for Sale

Vessel Held for Sale

During the three months ended September 30, 2015, the Company classified a conventional tanker, the Mahanadi Spirit, as held for sale on its consolidated balance sheet, as a result of the expected sale of the vessel. As of September 30, 2015, the estimated fair market value of the vessel was in excess of its carrying value.

Sale of Vessels

In May 2014, the Company sold two wholly-owned subsidiaries, each of which owned one VLCC, to TIL for aggregate proceeds of $154.0 million plus related working capital at closing of $1.7 million. The Company used $152.0 million of the sale proceeds to prepay one of the Company’s revolving credit facilities and the remainder of the proceeds was used for general corporate purposes.

The Company recognized a $10.0 million gain on the sale of the two subsidiaries to TIL in the three months ended June 30, 2014, which is reflected in the Company’s consolidated statements of income.

12.	Earnings Per Share

Basic earnings per share is computed based on the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share is computed based on the weighted average number of shares of common stock plus the effect of dilutive potential common stock outstanding during the period using the treasury stock method. The components of basic and diluted earnings per share are as follows:

	Three Months Ended		Nine Months Ended
	September 30, 2015 $	September 30, 2014 $	September 30, 2015 $	September 30, 2014 $
Net income	41,213	5,862	124,440	36,883

Weighted average number of common shares - basic	134,630,768	86,429,215	121,933,274	84,584,086

Dilutive effect of stock-based awards	543,988	399,595	570,796	358,477

Weighted average number of common shares - diluted	135,174,756	86,828,810	122,504,070	84,942,563

Earnings per common share:
- Basic	0.31	0.07	1.02	0.44
- Diluted	0.30	0.07	1.02	0.43

Stock-based awards, which have an anti-dilutive effect on the calculation of diluted earnings per common share, are excluded from this calculation. For the three and nine months ended September 30, 2015, options to acquire 58,434 shares of the Company’s Class A common stock had an anti-dilutive effect on the calculation of diluted earnings per common share.

13.	Shipbuilding Contracts

On April 8, 2013, the Company entered into agreements with STX Offshore & Shipbuilding Co., Ltd (or STX) of South Korea to construct four, fuel-efficient 113,000 dead-weight tonne Long Range 2 (or LR2) product tanker newbuildings plus options to order up to an additional 12 vessels. The payment of the Company’s first shipyard installment was contingent on the Company receiving acceptable refund guarantees for the shipyard installment payments. In May 2013, STX commenced a voluntary financial restructuring with its lenders, and as a result, STX’s refund guarantee applications were temporarily suspended. In October and November 2013, the Company exercised its options to order eight additional newbuildings, in aggregate, under option agreements relating to the original STX LR2 shipbuilding agreements signed in April 2013. STX did not produce shipbuilding contracts within the specified timeframe of the option declarations and informed the Company that there was no prospect of the refund guarantees being provided under any of the firm or option agreements. Therefore, STX is in breach of the option agreements. In December 2013, the Company terminated the newbuilding agreements and in February 2014, the Company terminated the option agreements. In February 2014, the Company commenced a legal action against STX for damages. In November 2014, the Company placed $0.6 million in an escrow account as cash security pending the resolution of this matter. These funds are classified as cash and cash equivalents in the Company’s consolidated balance sheet as of September 30, 2015 and December 31, 2014.

14.	Restructuring Charges

During the three months ended September 30, 2015, the Company incurred $0.3 million of restructuring costs related to severance payments made in relation to the acquisition of the ship-to-ship business (see note 15). During the nine months ended September 30, 2015, the Company incurred $4.7 million of restructuring charges, of which $4.4 million related to the termination of the employment of certain seafarers upon the expiration of a time-charter out contract. This $4.4 million termination charge was recovered from the customer and is reflected in other revenues on the consolidated statements of income.

TEEKAY TANKERS LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

At September 30, 2015, no amounts of restructuring liabilities were owed to seafarers and no amounts of receivables were recoverable from the customer.

15.	Acquisition of Ship-to-Ship Transfer Business

On July 31, 2015, the Company acquired SPT from a company jointly-owned by Teekay and a Norway-based marine transportation company, I.M. Skaugen SE, for a cash purchase price of $47.3 million (including $1.8 million for working capital). To finance this acquisition, Teekay subscribed for approximately 6.5 million shares of the Company’s Class B common stock at a subscription price of approximately $6.99 per share. SPT provides a full suite of ship-to-ship transfer services in the oil, gas and dry bulk industries. In addition to full service lightering and lightering support, it also provides consultancy, terminal management and project development services. This acquisition establishes the Company as a leading global company in the ship-to-ship transfer business, which is expected to increase the Company’s fee-based revenue and its overall fleet utilization. SPT owns and operates a fleet of six ship-to-ship support vessels and has one chartered-in Aframax tanker.

The acquisition of SPT was accounted for using the purchase method of accounting, based upon preliminary estimates of fair value.

The following table summarizes the preliminary estimates of fair values of the SPT assets acquired and liabilities assumed by the Company on the acquisition date. The Company is continuing to obtain information to finalize estimated fair value of the SPT assets acquired and liabilities assumed and expects to complete this process as soon as practicable, but no later than one year from the acquisition date.

As at
July 31, 2015
$
ASSETS
Cash, cash equivalents and short-term restricted cash	1,292
Accounts receivable	10,332
Prepaid expenses and other current assets	3,763
Vessels and equipment	6,475
Other assets	143
Intangible assets subject to amortization	32,259

Total assets acquired	54,264

Accounts payable	(3,650)
Accrued liabilities	(3,276)

Total liabilities assumed	(6,926)

Net assets acquired	47,338

Operating results of SPT are reflected in the Company’s financial statements commencing July 31, 2015, the effective date of acquisition. For the three and nine months ended September 30, 2015, the Company recognized $13.4 million of revenues and $0.4 million of net income resulting from this acquisition. The following table provides comparative summarized consolidated pro forma financial information for the Company for the nine months ended September 30, 2015 and 2014, giving effect to the Company’s acquisition of SPT as if it had taken place on January 1, 2014:

	Pro Forma Nine months ended September 30, 2015	Pro Forma Nine months ended September 30, 2014
Revenues	377,099	205,690
Net Income	123,638	36,486
Earnings per common share:
Basic	0.97	0.40
Diluted	0.97	0.40

TEEKAY TANKERS LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

Intangible Assets

As part of the SPT acquisition, the Company assumed a time charter-in contract for the SPT Explorer, which expires in January 2018 and a time charter-in charter for the Navigator Spirit, whose term is from August 2016 to March 2018, which are both a part of the Company’s conventional tanker segment. In addition, the Company has a practice of establishing customer relationships through contracts, although such contracts are generally short-term in nature for the ship-to-ship transfer business. The Company has ascribed value to the customer relationships assumed as part of the acquisition of the ship-to-ship transfer business. The Company amortizes the value of such finite-lived intangible assets over their estimated useful lives, based on remaining contract length for the time charter-in contracts and based on a historical customer attrition rate for the customer relationship intangible assets. Intangible assets are assessed for impairment when and if impairment indicators exist. An impairment loss is recognized if the carrying amount of an intangible asset is not recoverable and its carrying amount exceeds its fair value.

As at September 30, 2015, the Company’s intangible assets consisted of:

	Straight line Amortization Period (Years)	Gross Carrying Amount $	Accumulated Amortization $	Net Carrying Amount $
Time-charter contract	0.7	1,380	(307)	1,073
Customer relationships	10.0	30,879	(488)	30,391

		32,259	(795)	31,464

Aggregate amortization expense of intangible assets for the three and nine months ended September 30, 2015 was $0.8 million, which is included in depreciation and amortization.

16.	Acquisition of Assets

Principal Maritime Tankers

In August 2015, the Company agreed to acquire 12 modern Suezmax tankers from Principal Maritime. As of September 30, 2015, 10 of the vessels had been delivered for a total purchase price of $556.1 million, consisting of $515.6 million in cash and approximately 6.1 million shares of the Company’s Class A common stock which were directly issued to Principal Maritime and which are treated as a non-cash transaction in the statements of cash flow. The value of these shares was approximately $40.5 million. The remaining two vessels were delivered in October 2015 for a total purchase price of $105.2 million, consisting of $96.4 million in cash and approximately 1.1 million shares of the Company’s Class A common stock which were directly issued to Principal Maritime. The value of these shares was approximately $8.8 million. During August 2015, the Company placed into an escrow account a deposit of $10.4 million for the two vessels acquired in October 2015. This deposit is included in other non-current assets on the Company’s consolidated balance sheet as of September 30, 2015.

To finance the cash portion of the acquisition price, the Company secured a $397.2 million loan facility maturing January 29, 2016, of which $334.6 million was drawn as of September 30, 2015. In addition, during the three months ended September 30, 2015, the Company issued approximately 13.6 million shares of its Class A common stock for net proceeds of $90.6 million, including approximately 4.5 million shares which were issued to Teekay (see note 9). The Company financed the remainder of the cash purchase price with existing liquidity.

17.	Subsequent Events

a)

In October 2015, the Company took delivery of the remaining two modern Suezmax tankers, the Tokyo Spirit and the Sydney Spirit, from Principal Maritime for an aggregate purchase price of $105.2 million, consisting of $96.4 million in cash and approximately 1.1 million shares of the Company’s Class A common stock with a value of $8.8 million. Upon delivery, the Tokyo Spirit entered drydock in October 2015, whereas the Sydney Spirit is operating on a fixed-rate time-charter contract with an external party which expires in December 2015.

b)

In October 2015, the Company entered into an agreement to sell a 2000-built conventional tanker, the Mahanadi Spirit, for gross proceeds of $11.2 million. This vessel is classified as held for sale on the consolidated balance sheet as of September 30, 2015, with a net book value of $10.1 million. The transaction is expected to be completed in late-November 2015.

ITEM 2 - MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the consolidated financial statements and accompanying notes contained in Item 1 – Financial Statements of this Report on Form 6-K and with our audited consolidated financial statements contained in Item 18 – Financial Statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations in Item 5 – Operating and Financial Review and Prospects of our Annual Report on Form 20-F for the year ended December 31, 2014.

General

Our business is primarily to own and operate crude oil and product tankers and we employ a chartering strategy that seeks to capture upside opportunities in the tanker spot market while using fixed-rate time charters to reduce downside risks. As at September 30, 2015, our fleet consisted of 62 vessels, including 13 in-chartered vessels and one 50%-owned Very Large Crude Carrier (or VLCC). The following table summarizes our fleet as at September 30, 2015:

	Owned Vessels (1)	Chartered-in Vessels	Total
Fixed-rate:
Suezmax Tankers	3	—	3
Aframax Tankers	7	—	7
LR2 Product Tanker(2)	—	1	1
VLCC Tanker(3)	1	—	1

Total Fixed-Rate Fleet(4)	11	1	12

Spot-rate:
Suezmax Tankers	17	—	17
Aframax Tankers(5)	5	10	15
LR2 Product Tankers(2)	7	2	9
MR Product Tankers(6)	3	—	3

Total Spot Fleet(7)	32	12	44

STS Support Vessels	6	—	6

Total Teekay Tankers Fleet	49	13	62

1.	Vessels owned by Tanker Investments Ltd. (or TIL), in which we have a minority equity interest are excluded from the fleet list.
2.

Long Range 2 (or LR2) product tankers. Three LR2 tankers are currently time-chartered in for periods from 12 to 24 months, with two ending in 2016 and one ending in 2017; one of these contracts has an option to extend.

3.	VLCC owned through a 50/50 joint venture.
4.	Two time-charter out contracts are scheduled to expire in 2015, five in 2016, three in 2017 and two in 2018.
5.

Ten Aframax tankers are currently time-chartered in for periods from 12 to 33 months, with two of these periods ending during 2015, five in 2016, two in 2017 and one in 2018; some of these contracts include options to extend at escalating rates. Two of the in-chartered tankers traded on voyage charters, with one novated in-chartered contract acquired from SPT during the quarter.

6.	Medium Range (or MR) product tankers.
7.

A total of 26 of our owned vessels and ten of our in-chartered vessels operated in the spot market in pooling arrangements, a majority of which are managed in whole or in part by subsidiaries of Teekay Corporation (or Teekay). As at September 30, 2015, the five vessel class pooling arrangements in which we participate were comprised of a total of 31 Suezmax tankers, 35 modern Aframax tankers, 5 Aframax tankers over 15-years-old, 16 LR2 tankers and 42 MR tankers, respectively, including vessels owned by other pool members.

Significant Developments in 2015

Suezmax Fleet Acquisition

In August 2015, we agreed to acquire 12 modern Suezmax tankers from Principal Maritime Tankers Corporation (or Principal Maritime) for an aggregate purchase price of $661.3 million, consisting of $612.0 million in cash and approximately 7.2 million shares of our Class A common stock. As of September 30, 2015, 10 of the vessels have been delivered and the remaining two vessels delivered in October 2015. Nine of the vessels are trading in the spot tanker market and the remaining three vessels are trading under short-term fixed rate contracts. To finance the acquisition, in August 2015, we secured a $397.2 million loan facility maturing January 29, 2016, issued approximately 13.6 million shares of Class A common stock for net proceeds of $90.6 million, of which approximately 4.5 million shares were issued to Teekay, and we financed the remainder of purchase price with existing liquidity.

Acquisition of Ship-to-Ship Transfer Business

On July 31, 2015, we acquired the ship-to-ship transfer business (or SPT) from a company jointly owned by Teekay and a Norway-based marine transportation company, I.M. Skaugen SE, for an aggregate purchase price of approximately $47.3 million (including $1.8 million for working capital). SPT provides a full suite of ship-to-ship transfer services in the oil, gas and dry bulk industries. In addition to full service lightering and lightering support, it also provides consultancy, terminal management and project development services. SPT owns a fleet of six STS support vessels and has one in-chartered Aframax tanker. In connection with the SPT acquisition, on July 31, 2015, we issued approximately 6.5 million shares of Class B common stock to Teekay, for net proceeds of $45.5 million. These shares of Class B common stock were priced at $6.99 per share.

Time Chartered-out Vessels

In July 2015, we entered into time charter-out contracts for one LR2 product tanker and two Suezmax tankers. The LR2 product tanker has a time charter-out contract with a daily rate of $26,000 and a firm contract period of 22 months. The two Suezmax tankers have time charter-out contracts with daily rates of $32,906 and firm contract periods of 24 months. In April 2015, we entered into a time charter-out contract for one Aframax vessel, at a daily rate of $24,000 and a firm contract period of 12 months.

In August 2015, an existing time charter-out contract of an Aframax tanker was renewed at a daily rate of $24,900 for an additional firm contract period of 36 months.

Continuous Offering Program

In June 2015, we implemented a continuous offering program (or COP) under which we may issue shares of our Class A common stock at market prices up to a maximum aggregate amount of $80.0 million. We sold approximately 6.3 million and 11.3 million shares under the COP during the three and nine months ended September 30, 2015 for net proceeds of $40.9 million and $78.2 million, respectively.

In November 2015, we entered into an equity distribution agreement and filed a prospectus supplement with the SEC through which we may, from time to time, issue Class A common stock with an aggregate offering price of up to $80 million, in addition to amounts described above, through Evercore Group L.L.C. (or Evercore), as sale agent. Sales of Class A common stock, if any, will be made by means of ordinary brokers’ transactions on the New York Stock Exchange, in block transactions, or as otherwise agreed to between us and Evercore. We are under no obligation to issue Class A common stock under the equity distribution agreement. We intend to use the net proceeds from sales under this COP for general corporate purposes, which may include, among other things, repaying a portion of our outstanding indebtedness and funding future working capital requirements, capital expenditures or vessel acquisitions.

Additional Time Chartered-in Vessels

During the nine months ended September 30, 2015, we entered into new in-charter contracts for one Aframax tankers and one LR2 product tanker. The Aframax tanker was delivered in April 2015 and the LR2 tanker was delivered to us in May 2015. In addition, in connection with the acquisition of SPT on July 31, 2015, we assumed an in-chartered contract for one Aframax tanker. These contracts bring our total number of time chartered-in vessels to 13 as of September 30, 2015 and increase our exposure to the spot tanker market.

New Loan Facilities

In August 2015, we secured a new loan facility of $397.2 million which matures on January 29, 2016. The loan facility is secured by the 12 modern Suezmax tankers we acquired from Principal Maritime and has a variable interest rate of LIBOR plus a margin of 2.25%. Repayments are to be made in two equal quarterly installments of $10.0 million with a balloon repayment due at maturity.

In January 2015, we secured a new loan facility of $126.6 million which matures on January 29, 2016. The loan facility is secured by the four LR2 product tankers and one Aframax tanker we acquired during the quarter ended March 31, 2015, and has a variable interest rate of LIBOR plus a margin of 2.50% to 2.80%. Repayments are to be made in four equal quarterly installments of $3.0 million with a balloon repayment due at maturity.

Results of Operations

There are a number of factors that should be considered when evaluating our historical financial performance and assessing our future prospects, and we use a variety of financial and operational terms and concepts when analyzing our results of operations. These can be found in Item 5 - Operating and Financial Review and Prospects in our Annual Report on Form 20-F for the year ended December 31, 2014.

In accordance with GAAP, we report gross revenues in our consolidated statements of income and include voyage expenses among our operating expenses. However, ship-owners base economic decisions regarding the deployment of their vessels upon anticipated “time-charter equivalent” (or TCE) rates, which represent net revenues (or revenue less voyage expenses) divided by revenue days, and industry analysts typically measure bulk shipping freight rates in terms of TCE rates. This is because under time-charter out contracts the customer usually pays the voyage expenses, while under voyage charters the ship-owner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost. Accordingly, the discussion of revenue below focuses on net revenues and TCE rates where applicable.

We manage our business and analyze and report our results of operations on the basis of two reportable segments: the conventional tanker segment and the ship-to-ship transfer segment, each of which are discussed below. Please read “Item 1 – Financial Statements: Note 3 – Segment Reporting.”

Conventional Tankers Segment

Our conventional tanker segment consists of conventional crude oil and product tankers that (i) are subject to long-term, fixed-rate time-charter contracts (which have an original term of one year or more), (ii) operate in the spot tanker market, or (iii) are subject to time-charters that are priced on a spot market basis or are short-term, fixed-rate contracts (which have an original term of less than one year).

Ship-to-ship Transfer Segment

Our ship-to-ship transfer segment consists of our lightering support services, including those services provided to our conventional tanker segment as part of full service lightering operations and other related services. Our results for the three and nine months ended September 30, 2015 include two months of operations of this segment, from the date of our acquisition of SPT on July 31, 2015.

Three and Nine Months Ended September 30, 2015 versus Three and Nine Months Ended September 30, 2014

The following table presents our operating results for the three and nine months ended September 30, 2015 and September 30, 2014, and compares net revenues, a non-GAAP financial measure, for those periods to revenues, the most directly comparable GAAP financial measure:

	Conventional Tankers		Ship-to-ship Transfer		Total
	Three Months Ended September 30,
(in thousands of U.S. dollars)	2015	2014	2015	2014	2015	2014
Revenues(1)	116,831	53,470	8,538	—	125,369	53,470
Interest income from investment in term loans	—	—	—	—	—	—
Less: Voyage expenses	(2,396)	(2,872)	(192)	—	(2,588)	(2,872)

Net revenues	114,435	50,598	8,346	—	122,781	50,598

Vessel operating expenses(1)	(27,159)	(22,935)	(6,415)	—	(33,574)	(22,935)
Time-charter hire expense	(22,562)	(6,309)	(38)	—	(22,600)	(6,309)
Depreciation and amortization	(16,755)	(12,451)	(644)	—	(17,399)	(12,451)
General and administrative expenses	(3,226)	(2,890)	(912)	—	(4,138)	(2,890)
Gain on sale of vessels	—	—	—	—	—	—
Restructuring charges	—	—	(327)	—	(327)	—

Income from operations	44,733	6,013	10	—	44,743	6,013

Equity income	2,762	1,612	—	—	2,762	1,612

	Conventional Tankers		Ship-to-ship Transfer		Total
	Nine Months Ended September 30,
(in thousands of U.S. dollars)	2015	2014	2015	2014	2015	2014
Revenues(1)	328,303	150,544	8,538	—	336,841	150,544
Interest income from investment in term loans	—	9,118	—	—	—	9,118
Less: Voyage expenses	(9,775)	(7,923)	(192)	—	(9,967)	(7,923)

Net revenues	318,528	151,739	8,346	—	326,874	151,739

Vessel operating expenses(1)	(75,801)	(69,314)	(6,415)	—	(82,216)	(69,314)
Time-charter hire expense	(54,358)	(8,473)	(38)	—	(54,396)	(8,473)
Depreciation and amortization	(45,654)	(37,378)	(644)	—	(46,298)	(37,378)
General and administrative expenses	(9,565)	(9,245)	(912)	—	(10,477)	(9,245)
Gain on sale of vessels	—	9,955	—	—	—	9,955
Restructuring charges	(4,445)	—	(327)	—	(4,772)	—

Income from operations	128,705	37,284	10	—	128,715	37,284

Equity income	8,931	4,221	—	—	8,931	4,221

(1)

Excludes $0.3 million of revenues for the three and nine months ended September 30, 2015 relating to lightering support services which the ship-to-ship transfer segment provided to the conventional tanker segment for full service lightering operations.

Tanker Market

While crude tanker spot rates softened in August and September as refineries undertook scheduled seasonal maintenance, they have remained strong relative to historical third quarter average rates. Rates for the third quarter of 2015 were the highest third quarter rates since 2008. The strength in the crude tanker market is due to various factors, including:

•	Positive tanker supply fundamentals, as fleet growth remains below historical averages;

•	Ongoing commercial and strategic stockpiling in both OECD and non-OECD countries due to low oil prices;

•	High refinery throughput, as refiners take advantage of positive margins due to low global oil prices;

•	Increased earnings, as bunker fuel prices remain low due to low global oil prices; and

•	High crude oil supply from OPEC.

Crude tanker rates at the beginning of the fourth quarter have strengthened since the end of the third quarter of 2015. We expect that crude tanker rates will remain firm through the remainder of the fourth quarter and into the first quarter of 2016, largely due to the factors highlighted above and the potential for weather-related and port delays.

LR2 tanker rates in 2015 are averaging the highest levels since 2008, supported by record high refinery throughput as well as the full ramping up of new Middle Eastern and Asian refineries, which increased demand for LR2 tankers. However, rates softened towards the end of the third quarter as refinery maintenance coincided with large increases to onshore distillates storage volumes. In the fourth quarter, there is potential for increased LR2 demand driven by intermittent and localized short-term floating storage requirements as onshore distillate tanks space is increasingly limited.

The global tanker fleet grew by 13.8 million deadweight tonnes (mdwt), or 2.7%, in the first nine months of 2015. The global Suezmax fleet grew by nine vessels, or 1.8%, while the uncoated Aframax fleet grew by only one vessel, or 0.2%. During the same period, the LR2 fleet grew by 25 vessels, or 9.7%.

In October 2015, the International Monetary Fund (IMF) reduced its outlook for 2015 global economic growth to 3.1%, down 0.2% from its July 2015 forecast. This represents a 0.3% decrease from global economic growth of 3.4% in 2014, according to the IMF. Based on an average of forecasts from the International Energy Agency, the EIA and OPEC, global oil demand is forecast to grow by 1.5 million barrels per day (mb/d) in 2015, and by a further 1.3 mb/d in 2016.

The outlook for crude spot tanker rates is expected to remain firm during the fourth quarter of 2015 and into 2016 based on a combination of low fleet growth and an increase in long-haul tanker demand as more crude oil moves from the Atlantic Basin to the Pacific Basin. In addition, low oil prices are expected to continue to provide support for tanker demand during the fourth quarter of 2015 and into 2016.

Fleet and TCE Rates

As at September 30, 2015, we owned 42 double-hulled conventional oil and product tankers and we time-chartered in ten Aframax and three LR2 vessels from third parties. We also owned a 50% interest in one VLCC which results are included in equity income.

	Three Months Ended September 30, 2015			Three Months Ended September 30, 2014
	Net Revenues (1) (2) (in thousands)	Revenue Days	Average TCE per Revenue Day	Net Revenues (3) (in thousands)	Revenue Days	Average TCE per Revenue Day
Voyage-charter contracts - Suezmax	$28,429	818	$34,774	$15,436	730	$21,134
Voyage-charter contracts - Aframax	$34,628	1,177	$29,417	$7,227	371	$19,466
Voyage-charter contracts - LR2	$25,929	773	$33,555	$8,804	511	$17,232
Voyage-charter contracts - MR	$6,560	276	$23,782	$2,013	151	$13,365
Voyage-charter contracts - VLCC	—	—	—	—	—	—
Time-charter out contracts - Suezmax	$4,462	133	$33,646	$3,749	184	$20,373
Time-charter out contracts - Aframax	$12,539	642	$19,528	$12,445	697	$17,848
Time-charter out contracts - LR2	$2,114	83	$25,515	—	—	—
Time-charter out contracts - MR	—	—	—	$3,373	92	$36,666

Total	$114,661	3,902	$29,386	$53,047	2,736	$19,392

(1)	Excludes a total of $3.0 million in pool management fees and commissions payable for commercial management for our vessels and $1.1 million in off-hire bunker and other expenses.
(2)	Excludes $12.2 million of full service lightering and lightering support services for the three months ended September 30, 2015.
(3)	Excludes a total of $1.7 million in pool management fees and commissions payable for commercial management for our vessels and $0.8 million in off-hire bunker and other expenses.

	Nine Months Ended September 30, 2015			Nine Months Ended September 30, 2014
	Net Revenues (1)(2) (in thousands)	Revenue Days	Average TCE per Revenue Day	Net Revenues (2)(3) (in thousands)	Revenue Days	Average TCE per Revenue Day
Voyage-charter contracts - Suezmax	$98,366	2,606	$37,743	$46,360	2,142	$21,642
Voyage-charter contracts - Aframax	$99,646	3,387	$29,418	$17,350	903	$19,209
Voyage-charter contracts - LR2	$68,048	2,323	$29,295	$16,200	1,054	$15,372
Voyage-charter contracts - MR	$15,855	727	$21,796	$6,547	513	$12,772
Voyage-charter contracts - VLCC	—	—	—	$1,323	96	$13,805
Time-charter out contracts - Suezmax	$4,462	133	$33,646	$11,075	546	$20,283
Time-charter out contracts - Aframax	$30,994	1,655	$18,733	$40,147	2,270	$17,680
Time-charter out contracts - LR2	$2,114	83	$25,515	—	—	—
Time-charter out contracts - MR	$1,970	50	$39,036	$9,735	273	$35,661

Total	$321,455	10,964	$29,318	$148,737	7,797	$19,073

(1)	Excludes a total of $8.6 million in pool management fees and commissions payable for commercial management for our vessels and $2.6 million in off-hire bunker and other expenses.
(2)

Excludes $12.2 million of full service lightering and lightering support services for the nine months ended September 30, 2015, $4.4 million of crew redundancy costs recovery from one of our customers for the nine months ended September 30, 2015 and interest income from investment in term loans of $9.1 million for the nine months ended September 30, 2014.

(3)	Excludes a total of $4.6 million in pool management fees and commissions payable for commercial management of our vessels and $1.6 million in off-hire bunker and other expenses.

Net Revenues. Net revenues were $122.8 million and $326.9 million for the three and nine months ended September 30, 2015, respectively, compared to $50.6 million and $151.7 million, respectively, for the same periods in the prior year. The increases were primarily due to:

•

net increases of $31.7 million and $94.9 million for the three and nine months ended September 30, 2015 primarily due to the addition of 10 newly acquired and delivered Suezmax tankers, four of which have commenced voyages during the third quarter of this year, the addition of the one Aframax tanker and four LR2 product tankers we acquired during the first quarter of 2015 and the addition of six Aframax tankers and one LR2 product tanker that we in-chartered at various times since the third quarter of 2014, partially offset by the addition of two VLCCs in March 2014 that were subsequently sold to TIL in May 2014;

•

an increase of $12.2 million for the three and nine months ended September 30, 2015 due to the acquisition of SPT during the third quarter of 2015, of which $3.9 million is related to full service lightering operations that are included as part of our conventional tanker segment;

•	increases of $10.0 million and $34.2 million for the three and nine months ended September 30, 2015, respectively, due to higher average realized rates earned by our Suezmax tankers;

•	increases of $8.3 million and $15.6 million for the three and nine months ended September 30, 2015, respectively, due to higher average realized rates earned by our LR2 product tankers;

•	increases of $5.4 million and $10.9 million for the three and nine months ended September 30, 2015, respectively, due to higher average realized rates earned by our Aframax tankers;

•

an increase of $4.4 million for the nine months ended September 30, 2015, due to redundancy cost for the Australian seafarers that were recovered from the customer upon expiration of a time-charter out contract of a MR product tanker;

•

net increases of $2.6 million and $12.8 million for the three and nine months ended September 30, 2015, respectively, due to various vessels changing employment between fixed-rate charters and spot voyage charters;

•

a net increase of $1.9 million for the three months ended September 30, 2015, due to less drydocking days during the three months ended September 30, 2015 compared to the same period in the prior year; and

•	increases of $1.6 million and $4.4 million for the three and nine months ended September 30, 2015, respectively, due to higher average realized rates earned by our MR product tankers;

partially offset by

•	a decrease of $9.1 million for the nine months ended September 30, 2015, due to the interest income we recognized on our investments in term loans in March 2014;

•	decreases of $1.3 million and $4.0 million for the three and nine months ended September 30, 2015, respectively, due to higher pool management fees and commissions; and

•

a net decrease of $1.0 million for the nine months ended September 30, 2015, due to more off-hire days in the first half of 2015 resulting from unscheduled repairs required for an Aframax tanker from an incident that occurred during late 2014, which was partially offset by fewer drydocking days during the nine months ended September 30, 2015 compared to the same period in the prior year.

Vessel Operating Expenses. Vessel operating expenses were $33.6 million and $82.2 million for the three and nine months ended September 30, 2015, respectively, compared to $22.9 million and $69.3 million, respectively, for the same periods in the prior year. The change in vessel operating expenses was primarily due to:

•	an increase of $6.0 million for the three and nine months ended September 30, 2015 due to additional expenditures directly linked to the ship-to-ship business acquired during the quarter;

•

increases of $4.6 million and $9.2 million for the three and nine months ended September 30, 2015, respectively, due to the addition of the 10 modern Suezmax tankers, one Aframax tanker and four LR2 product tankers that we acquired during the first and third quarters of 2015;

•	net increases of $0.9 million and $2.5 million for the three and nine months ended September 30, 2015, respectively, relating to the timing and extent of planned vessel maintenance and repairs;

•

increases of $0.7 million and $1.0 million for the three and nine months ended September 30, 2015, respectively, due to higher ship management fees relating to the 15 vessels and the ship-to-ship transfer business acquired during the first and third quarters of 2015; and

•	an increase of $0.6 million for the nine months ended September 30, 2015, due to higher fleet overhead costs due to the timing of crew training initiatives;

partially offset by

•

decreases of $1.5 million and $4.3 million for the three and nine months ended September 30, 2015, respectively, due to lower crewing costs resulting from a change in the nationality of crew on a MR product tanker during the first quarter of 2015;

•

a decrease of $1.0 million for the nine months ended September 30, 2015, relating to the operating expenses incurred by two VLCCs, which joined our fleet on March 21, 2014 and were subsequently sold to TIL on May 9, 2014; and

•	a decrease of $1.0 million for the nine months ended September 30, 2015 due to repairs on a Suezmax tanker which was incurred during the first nine months of 2014.

Time-charter Hire Expense. Time-charter hire expense increased to $22.6 million and $54.4 million for the three and nine months ended September 30, 2015, respectively, compared to $6.3 million and $8.5 million, respectively, for the same periods in the prior year. This is primarily due to the addition of seven Aframax tankers and one LR2 product tanker that we in-chartered during the last quarter of 2014 and the nine months of 2015, including an in-chartered contract we acquired in connection with our acquisition of SPT during the quarter ended September 30, 2015, and higher time charter rates due to profit sharing components and options we exercised to extend the in-charter contracts, at higher rates, associated with one Aframax tanker and one LR2 product tanker. This is partially offset by a decrease as a result of two previously in-chartered LR2 product tankers which were acquired in February 2015.

Depreciation and Amortization. Depreciation and amortization expense was $17.4 million and $46.3 million for the three and nine months ended September 30, 2015, respectively, compared to $12.5 million and $37.4 million, respectively, for the same periods in the prior year. The increases primarily relate to the addition of the 10 modern Suezmax tankers, one Aframax tanker and four LR2 product tankers we acquired during the first and third quarters of 2015 and the acquisition of the ship-to-ship transfer business during the third quarter of 2015. Amortization related to dry-docking expenditures also increased during the first nine months of 2015 due to more vessels dry-docking in 2015.

General and Administrative Expenses. General and administrative expenses were $4.1 million and $10.5 million for the three and nine months ended September 30, 2015, respectively, compared to $2.9 million and $9.2 million, respectively, for the same periods in the prior year. The increases primarily are the result of:

•

an increase of $1.3 million for the three and nine months ended September 30, 2015 due to additional general and administrative expenses related to the new ship-to-ship transfer business acquired during the quarter;

•

increases of $0.6 million and $1.3 million for the three and nine months ended September 30, 2015, respectively, as a result of higher corporate expenses incurred during 2015 primarily as a result of legal expenses related to the STX arbitration (please read Item 1 – Financial Statements: Note 13 – Shipbuilding Contracts); and

•

an increase $0.3 million for the nine months ended September 30, 2015 due to increased stock-based compensation granted to our Board of Directors, one of our officers and to certain employees of Teekay subsidiaries that provided services to us;

partially offset by

•	decreases of $0.7 million and $1.6 million for the three and nine months ended September 30, 2015, respectively, due to lower administrative, strategic management, and other fees incurred.

Gain on Sale of Vessels. In May 2014, we sold to TIL two wholly-owned subsidiaries, each of which owns one VLCC, for aggregate proceeds of $154.0 million plus related working capital on closing. We recognized a $10.0 million gain on this transaction for the nine months ended September 30, 2014.

Restructuring Charges. Restructuring charges were $0.3 million and $4.7 million for the three and nine months ended September 30, 2015, respectively, compared to nil for the same periods in the prior year. The increases are primarily due to severance payments made in relation to the acquisition of the ship-to-ship transfer business acquired on July 31, 2015 and crew redundancy costs due to the change in nationality of crew on one of our vessels which we recovered from one of our customers for the nine months ended September 30, 2015.

Equity Income.

	Three Months Ended		Nine Months Ended
	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
	$	$	$	$
High-Q Joint Venture	663	844	2,036	1,773
Tanker Investments Ltd.	1,083	(60)	4,497	(434)
Dilution gain in respect of the Initial Public Offering of Tanker Investments Ltd.	—	—	—	2,054
Teekay Tanker Operations Ltd.	1,016	828	2,398	828

Total equity income	2,762	1,612	8,931	4,221

Equity income was $2.8 million and $8.9 million for the three and nine months ended September 30, 2015, respectively, compared to equity income of $1.6 million and $4.2 million, respectively, for the same periods in the prior year. The increases were primarily due to:

•

increases of $1.1 million and $4.9 million for the three and nine months ended September 30, 2015, respectively, primarily due to higher equity earnings from TIL resulting from overall higher realized spot rates earned, higher voyage days due to various vessels delivered to TIL, and an increase in our ownership in TIL from 9.29% to 9.40% during the three and nine months ended September 30, 2015;

•

increases of $0.2 million and $1.6 million for the three and nine months ended September 30, 2015, respectively, primarily due to higher equity earnings from our 50% interest in Teekay Tankers Operations Ltd. (TTOL), which we acquired in August 2014; and

•	an increase of $0.3 million for the nine months ended September 30, 2015 primarily due higher equity earnings from our High-Q joint venture;

partially offset by

•

a decrease of $2.1 million for the nine months ended September 30, 2015 primarily due to a dilution gain as a result of our reduced ownership interest in TIL from TIL’s share issuance completed as part of its initial public offering in March 2014; and

•	a decrease of $0.2 million for the three months ended September 30, 2015 primarily due to lower equity earnings from our High-Q joint venture.

In late October 2015, TTOL, a 50% owner in the Gemini Tankers commercial Suezmax pool, reached an agreement with the other owner to dissolve this pooling arrangement. Both parties have agreed to conduct new chartering operations for their respective vessels under their own chartering teams after November 6, 2015, while any existing voyages as of this date will continue to be managed within the Gemini pool until their completion. Upon completing voyages under the Gemini pool, TTOL intends to commercially manage Suezmax vessels under a new revenue sharing arrangement (Suezmax RSA).

Please refer to Item 1 – Financial Statements: Note 4 – Investments in and Advances to Equity Accounted Investments.

The High-Q joint venture has an interest rate swap agreement which exchanges a receipt of floating interest for a payment of fixed interest to reduce the joint venture’s exposure to interest rate variability on its outstanding floating rate debt. Our proportionate share of realized and unrealized gains or losses relating to this instrument has been included in the equity income from the High-Q joint venture.

Other Operating Results

The following table compares our other operating results for the three and nine months ended September 30, 2015 and 2014:

	Three Months Ended		Nine Months Ended
(in thousands of U.S. dollars)	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
Interest expense	(3,903)	(2,042)	(9,343)	(6,663)
Interest income	28	49	67	247
Realized and unrealized (loss) gain on derivative instruments	(1,031)	447	(2,095)	(1,523)
Other (expense) income	(1,386)	(217)	(1,835)	3,317

Interest Expense. Interest expense was $3.9 million and $9.3 million for the three and nine months ended September 30, 2015, respectively, compared to $2.0 million and $6.7 million, respectively, for the same periods in the prior year. The increases in interest expense were primarily due to additional interest incurred from two new term loan facilities which were drawn during the first and third quarters of 2015 to finance the acquisition of 10 modern Suezmax tankers from Principal Maritime in the third quarter of 2015 and one Aframax tanker and four LR2 product tankers that we acquired during the first quarter of 2015.

Realized and Unrealized Gains and Losses on Derivative Instruments. Realized and unrealized losses on interest rate swaps were $0.9 million and $2.8 million for the three and nine months ended September 30, 2015, respectively, compared to a realized and unrealized gain of $0.9 million and a loss of $1.7 million, respectively, for the same periods in the prior year. As at September 30, 2015, we had interest rate swap agreements with aggregate average outstanding notional amounts of $300.0 million and with a weighted-average fixed rate of 3.6%.

The changes in the fair value of the interest rate swaps resulted in unrealized gains of $1.6 million and $4.6 million for the three and nine months ended September 30, 2015, respectively, compared to unrealized gains of $3.4 million and $5.8 million, respectively, for the same periods in the prior year, and were primarily due to increases in long-term benchmark interest rates.

In addition to interest rate swaps, we have a stock purchase warrant entitling us to purchase up to 750,000 shares of common stock of TIL. The stock purchase warrant had a fair value of $5.4 million as at September 30, 2015 and we recognized an unrealized loss of $0.1 million and an unrealized gain of $0.7 million in the three and nine months ended September 30, 2015, respectively, compared to an unrealized loss of $0.5 million and an unrealized gain of $0.1 million for the same periods in the prior year. Please refer to Item 1 – Financial Statements: Note 6 – Derivative Instruments.

Other (Expense) Income. Other expense was $1.4 million and $1.8 million for the three and nine months ended September 30, 2015, respectively, compared to other expense of $0.2 million and other income of $3.3 million, respectively, for the same periods in the prior year. The increase in other expense for the three months ended September 30, 2015 is primarily due to an increase in our estimate of freight tax expense as a result of the trading patterns of our fleet and increases in freight rates. The increase of other expense for the nine months ended September 30, 2015 is primarily due to higher freight taxes accrued in 2015 in addition to a gain of $3.4 million which was recognized upon receipt of the TIL stock purchase warrant in the nine months ended September 30, 2014.

Liquidity and Capital Resources

Liquidity and Cash Needs

Our primary sources of liquidity are cash and cash equivalents, cash flows provided by our operations, our undrawn credit facilities, proceeds from the sale of vessels, and capital raised through financing transactions. As at September 30, 2015, our total consolidated cash and cash equivalents was $80.6 million, compared to $162.8 million at December 31, 2014. Our cash balance as at September 30, 2015 decreased primarily as a result of our acquisition of fifteen vessels in 2015 for a total purchase price of $786.4 million (consisting of $745.9 million in cash and approximately 6.1 million shares of our Class A common stock valued at $40.5 million) and our acquisition of SPT for a total purchase price of $47.3 million. This was partially offset by proceeds from the two new loan facilities in an aggregate amount of $523.8 million, net proceeds of $90.6 million related to the issuance of our Class A common stock to partially fund the acquisition of 10 modern Suezmax tankers, net proceeds of $78.2 million related to the issuance of our Class A common stock under our continuous offering program (or COP), net proceeds of $45.5 million related to the issuance of our Class B common stock to Teekay to fund the acquisition of the SPT business, and additional net proceeds of $13.7 million from the issuance of shares of our Class A common stock in January 2015 upon the exercise by the underwriters of their option to purchase additional shares in connection with our December 2014 public offering.

Our total consolidated liquidity, including cash and undrawn credit facilities, was $206.2 million as at September 30, 2015, compared to $289.0 million as at December 31, 2014. We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations, existing cash and cash equivalents and undrawn long-term borrowings, which we believe will be sufficient to meet our existing liquidity needs for at least the next 12 months.

Our short-term liquidity requirements are for the payment of operating expenses, dry-docking expenditures, debt servicing costs, dividends on our shares of common stock, scheduled repayments of long-term debt, as well as funding our other working capital requirements. Our short-term charters and spot market tanker operations contribute to the volatility of our net operating cash flow, and thus our ability to generate sufficient cash flows to meet our short-term liquidity needs. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker spot markets historically have exhibited seasonal variations in-charter rates. Tanker spot markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling. Through December 31, 2012, we distributed the majority of our cash flow to shareholders through a full payout dividend policy, subject to certain reserves determined by our Board of Directors. Our Board of Directors modified our dividend policy, and commencing in the first quarter of 2013, we have paid a fixed quarterly dividend of $0.03 per share on our common stock, which is reviewed from time to time by our Board of Directors.

Our long-term capital needs are primarily for capital expenditures and debt repayment. Generally, we expect that our long-term sources of funds will be cash balances, long-term bank borrowings and other debt or equity financings, which includes equity issuances from our COP. We expect that we will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and expansion capital expenditures, including opportunities we may pursue to purchase additional vessels from Teekay or third parties.

Our primary revolving credit facility is repayable in full in November 2017. As of September 30, 2015, the facility had an outstanding balance of $397.0 million. Immediately preceding its maturity in November 2017, the maximum amount available under the facility will be $349.4 million.

In addition, we have two loan facilities that mature in late January 2016, which as at September 30, 2015, had a total outstanding balance of $455.3 million. These facilities were entered into to partially finance our 2015 vessel acquisitions.

We have entered discussions with lenders on refinancing our debt portfolio with the expectation that it will be completed by early 2016. This may result in an increase in the interest rate we pay on amounts borrowed under the facility.

Our revolving credit facilities and term loans are described in Note 5 to our interim consolidated financial statements included in Item 1 – Financial Statements of this Report. Our revolving credit facilities and term loans contain covenants and other restrictions that we believe are typical of debt financing collateralized by vessels, including those that restrict the relevant subsidiaries from: incurring or guaranteeing additional indebtedness; making certain negative pledges or granting certain liens; and selling, transferring, assigning or conveying assets. In the future, some of the covenants and restrictions in our financing agreements could restrict the use of cash generated by ship-owning subsidiaries in a manner that could adversely affect our ability to pay dividends on our common stock. However, we currently do not expect that these covenants will have such an effect. Our revolving credit facilities and term loans require us to maintain financial covenants. Should we not meet these financial covenants, the lender may declare our obligations under the agreements immediately due and payable and terminate any further loan commitments, which would significantly affect our short-term liquidity requirements. As at September 30, 2015, we and Teekay were in compliance with all covenants relating to our revolving credit facilities and term loans.

Cash Flows

The following table summarizes our sources and uses of cash for the periods presented:

	Nine Months Ended
	September 30, 2015	September 30, 2014
	(in thousands of U.S. dollars)	(in thousands of U.S. dollars)
Net cash flow provided by operating activities	140,535	8,632
Net cash flow provided by (used for) financing activities	579,936	(110,639)
Net cash flow (used for) provided by investing activities	(802,689)	122,727

Operating Cash Flows

Net cash flow provided by operating activities primarily reflects fluctuations as a result of changes in vessel utilization and realized TCE rates, changes in interest rates, fluctuations in working capital balances, the timing and the amount of dry-docking expenditures, repairs and maintenance activities, and vessel additions and dispositions. Our exposure to the spot tanker market has contributed significantly to fluctuations in operating cash flows historically as a result of highly cyclical spot tanker rates.

Net cash flow provided by operating activities increased by $131.9 million for the nine months ended September 30, 2015, compared to the same period in 2014. This increase was primarily due to the following:

•

an increase of $106.1 million in operating earnings primarily as a result of an increase in our fleet size (due to the acquisition of 10 modern Suezmax tankers, four LR2 product tankers and one Aframax tanker and the chartering-in of an additional eight vessels) and increases in the average rates earned by our fleet; and

•	an increase of $28.8 million in operating cash flows due to the timing of the settlement of operating assets and liabilities;

partially offset by:

•	a decrease of $3.0 million in operating cash flows relating to higher dry-docking costs incurred in the nine months ended September 30, 2015, compared to the same period in 2014.

Financing Cash Flows

Net cash flow provided by financing activities in the nine months ended September 30, 2015 increased by $690.6 million compared to the same period in 2014 primarily as a result of the following:

•

a net increase of $466.8 million in proceeds from additional borrowings, including a new term loan facility of $397.2 million to finance the acquisition of 12 modern Suezmax tankers and a new term loan facility of $126.6 million to finance the acquisition of four LR2 product tankers and one Aframax tanker, net of repayments on our term loans and revolving credit facilities; and

•

a net increase of $228.0 million in proceeds related to equity offerings, including an additional 19.7 million shares of Class A common stock issued to Teekay Corporation and a group of institutional investors to partially fund the acquisition of 12 Principal Maritime vessels of which 10 were delivered during the quarter, an additional 11.3 million shares of Class A common stock issued under our COP, an additional 6.5 million shares of Class B common stock issued to Teekay Corporation in order to finance the acquisition of SPT, and an additional 3.0 million Class A common stock issued in January 2015;

partially offset by:

•

an increase of $3.0 million of additional cash dividends paid during the nine months ended September 30, 2015, due to the increase in the number of our shares of outstanding Class A and Class B common stock due to issuances of our stock in 2014 and 2015; and

•	an increase of $1.3 million related to an equity contribution from Teekay to indemnify the costs required to repair the Kaveri Spirit during the three months ended March 31, 2014.

Investing Cash Flows

Net cash flow used for investing activities in the nine months ended September 30, 2015 increased by $925.4 million compared to the same period in 2014 primarily due to the following:

•	an increase of $526.0 million in cash outflows related to the acquisition of 10 Suezmax tankers from Principal Maritime during the third quarter of 2015;

•	an increase of $229.0 million in cash outflows related to the acquisition of four LR2 product tankers and one Aframax tanker in the first quarter of 2015 and other capital expenditures;

•	a decrease in cash inflows of $154.0 million related to gross proceeds from the sale of two wholly-owned subsidiaries, each of which owned one VLCC, to TIL in May of 2014; and

•	an increase of $47.0 million in cash outflows related to the acquisition of SPT during the third quarter of 2015;

partially offset by

•	a decrease of $25.0 million in cash outflows related to our investment in TIL in January 2014; and

•	a decrease of $6.9 million in cash outflows related to our investment in TTOL in August 2014.

Contractual Obligations and Contingencies

The following table summarizes our long-term contractual obligations as at September 30, 2015:

(in millions of U.S. dollars)	Total	Remainder of 2015	2016 and 2017	2018 and 2019	Beyond 2020
Long-term debt (1)	1,022.1	18.1	885.1	76.4	42.5
In-Chartered vessels (operating leases) (2)	74.2	21.8	52.4	—	—

Total	1,096.3	39.9	937.5	76.4	42.5

(1)

Excludes expected interest payments of $4.6 million (remaining in 2015), $10.5 million (2016 and 2017), $1.7 million (2018 and 2019) and $0.7 million (beyond 2020). Expected interest payments are based on the existing interest rates for fixed-rate loans that range from 4.06% to 4.90% and existing interest rates for variable-rate loans at LIBOR plus margins that range from 0.30% to 2.80% at September 30, 2015. The expected interest payments do not reflect the effect of related interest rate swaps that we have used to hedge certain of our floating-rate debt.

(2)

Excludes payments required if we execute all options to extend the terms of in-chartered leases signed as of September 30, 2015. If we exercise all options to extend the terms of these in-chartered leases, we would expect total payments of $22.4 million (remaining in 2015), $79.1 million (2016 and 2017) and $8.4 million (2018).

Critical Accounting Estimates

We prepare our financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. Accounting estimates and assumptions that we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties are discussed in this section and Item 5 – Operating and Financial Review and Prospects in our Annual Report on Form 20-F for the year ended December 31, 2014. There have been no significant changes to these estimates and assumptions in the nine months ended September 30, 2015.

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the three and nine months ended September 30, 2015 contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933 as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding:

•	the timing and certainty of our future growth prospects and opportunities, including future vessel acquisitions;

•	our financial position and ability to take advantage of growth opportunities in the global conventional tanker market;

•

the crude oil and refined product tanker market fundamentals, including the balance of supply and demand in the tanker market, estimated growth in the world tanker fleet, estimated growth in global oil demand and crude oil tanker demand, changes in long-haul crude tanker movements, tanker fleet utilization and spot tanker rates;

•	the expected delivery dates for in-chartered and out-chartered tankers;

•	expected contract commencement and termination dates;

•	future oil prices, production and refinery capacity;

•	tanker fleet utilization, including our ability to secure new fixed-rate time-charter out agreements;

•	the effectiveness of our chartering strategy in capturing upside opportunities and reducing downside risks, including our ability to take advantage of a tanker market recovery;

•	our ability to generate surplus cash flow and pay dividends from our existing vessel fleet or from potential vessel acquisitions;

•	the sufficiency of working capital for short-term liquidity requirements;

•	our compliance with, and the effect on our business and operating results of, covenants under our term loans and credit facilities and our ability to refinance our credit facility due in 2017;

•	planned capital expenditures and the ability to fund capital expenditures;

•	the effect on our business of our acquisition of an ownership interest in TTOL, future growth in the number of vessels under management, and the expected future effect on our financial results;

•	the impact of the Principal Maritime vessel and SPT acquisitions on the Company and fleet utilization;

•	the ability of TIL to benefit from the cyclical tanker market;

•	our expected refinancing of borrowings under our primary revolving credit facility and other long-term indebtedness, including the timing and outcome thereof;

•	our expectations regarding payments made on behalf of our co-obligors in connection with the loan arrangements in which certain other subsidiaries of Teekay are also borrowers;

•	continued material variations in the period-to-period fair value of our derivative instruments; and

•	our hedging activities relating to foreign exchange, interest rate and spot market risks.

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements, which involve risks and uncertainties. Important factors that could cause actual results to differ materially include, but are not limited to: spot market rate fluctuations; changes in the production of or demand for oil; changes in trading patterns significantly affecting overall vessel tonnage requirements; greater or lower than expected levels of tanker scrapping; greater or lower anticipated levels of vessel newbuilding orders; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; the potential for early termination of short- or medium-term contracts and our potential inability to renew or replace short- or medium- term contracts; our potential inability to implement our growth strategy; competitive factors in the markets in which we operate; loss of any customer, time-charter or vessel; our potential inability to raise financing to purchase additional vessels; changes in interest rates and the capital markets; future issuances of our common stock; changes in our costs, such as the cost of crews, dry-docking expenses and associated off-hire days; dry docking delays; the willingness of lenders to refinance our existing indebtedness and the cost and timing thereof; our ability to successfully complete and integrate recent acquisitions, continue productive employment of the acquired vessels and to operate the acquired businesses profitability; increased costs; and other factors detailed from time to time in our periodic reports filed with the SEC, including our Annual Report on Form 20-F for the year ended December 31, 2014. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY TANKERS LTD.

SEPTEMBER 30, 2015

PART I – FINANCIAL INFORMATION

ITEM 3 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from foreign currency fluctuations, changes in interest rates, changes in spot tanker market rates and changes in the stock price of TIL. We have not used foreign currency forward contracts to manage foreign currency fluctuation, but we may do so in the future. We use interest rate swaps to manage interest rate risks. We do not use foreign currency forward contracts or interest rate swaps for trading or speculative purposes.

Foreign Currency Fluctuation Risk

Our primary economic environment is the international shipping market. This market utilizes the U.S. dollar as its functional currency. Consequently, virtually all our revenues and the majority of our operating costs are in U.S. dollars. We incur certain voyage expenses, vessel operating expenses, dry-docking expenditures and general and administrative expenses in foreign currencies, the most significant of which are the Euro, Canadian Dollar and British Pound. As at September 30, 2015, we had not entered into forward contracts as a hedge against changes in foreign exchange rates.

Interest Rate Risk

We are exposed to the impact of interest rate changes primarily through our borrowings that require us to make interest payments based on LIBOR. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to repay debt. We use interest rate swaps to reduce our exposure to changes in interest rates. Generally our approach is to hedge a substantial majority of our floating-rate debt.

In order to minimize counterparty risk, we only enter into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transactions. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

The table below provides information about our financial instruments at September 30, 2015, that are sensitive to changes in interest rates, including our debt and interest rate swaps. For long-term debt, the table presents principal cash flows and related weighted-average interest rates by expected maturity dates. For the interest rate swaps, the table presents their notional amounts and weighted-average interest rates by their expected contractual maturity dates.

	Expected Maturity Date
	Remainder of 2015	2016	2017	2018	2019	Thereafter	Total	Fair Value Asset / (Liability)	Rate (1)
	(in millions of U.S. dollars, except percentages)
Long-Term Debt:
Variable rate	15.6	460.0	406.4	45.2	21.9	42.5	991.6	963.7	1.74%
Fixed rate	2.5	9.8	8.9	8.0	1.3	—	30.5	30.5	4.81%

	18.1	469.8	415.3	53.2	23.2	42.5	1,022.1	994.2

Interest Rate Swaps
U.S. Dollar-denominated interest rate swap (2)	—	200.0	—	—	—	—	200.0	(4.0)	2.61%
U.S. Dollar-denominated interest rate swap (2)	—	—	100.0	—	—	—	100.0	(9.7)	5.55%

(1)

Rate refers to the weighted-average effective interest rate for our long-term debt, including the margin we pay on our variable-rate and fixed-rate debt. The fixed rate we pay under our interest rate swap agreements, as shown above, excludes the margin we pay on our variable-rate debt.

(2)

Interest payments on U.S. Dollar-denominated debt and interest rate swaps are based on LIBOR. The average variable rate paid to us under our interest rate swaps is set quarterly at the six-month and three-month LIBOR, respectively.

Equity Price Risk

We are exposed to the changes in the stock price of TIL. We have a stock purchase warrant entitling us to purchase up to 750,000 shares of common stock of TIL at a fixed price of $10 per share. Alternatively, if the shares of TIL’s common stock trade on a National Stock Exchange or over-the counter market denominated in Norwegian Kroner (or NOK), the Company may also exercise the stock purchase warrant at 61.67 NOK per share. The stock purchase warrant vests in four equally sized tranches. Each tranche will vest and become exercisable when and if the fair market value of a share of the common stock equals or exceeds 77.08 NOK, 92.50 NOK, 107.91 NOK and 123.22 NOK, respectively, for such tranche for any ten consecutive trading days. The stock purchase warrant expires on January 23, 2019.

TEEKAY TANKERS LTD.

SEPTEMBER 30, 2015

PART II – OTHER INFORMATION

Item 1 – Legal Proceedings

None.

Item 1A – Risk Factors

In addition to the other information set forth in this Report on Form 6-K, you should carefully consider the risk factors discussed in Part I, “Item 3. Key Information—Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2014, and our Report on Form 6-K for the quarter ended June 30, 2015, which could materially affect our business, financial condition or results of operations.

Item 2 – Unregistered Sales of Equity Securities and Use of Proceeds

On July 31, 2015, we issued to Teekay approximately 6.5 million shares of our Class B common stock at a price of $6.99 per share and for net proceeds of approximately $45.5 million to finance the acquisition of SPT. (Please refer to Item 1 – Financial Statements: Note 15 – Acquisition of Ship-to-Ship Transfer Business.) We issued the shares of Class B common stock pursuant to the exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended.

On August 7, 2015, we issued approximately 4.5 million shares of our Class A common stock to Teekay at a price of $6.65 per share for net proceeds of approximately $30 million to partially finance our acquisition of the 12 modern Suezmax vessels from Principal Maritime. (Please refer to Item 1 – Financial Statements: Note 16 – Acquisition of Assets.) We issued the shares of Class A common stock pursuant to an exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended.

During August and September 2015, in connection with the delivery of the 10 Suezmax tankers acquired from Principal Maritime that delivered during those months, we issued to Veritable Maritime Holdings LLC an aggregate of approximately 6.1 million shares of our Class A common stock, with a value of $40.5 million, as part of the purchase price for such vessels. We issued the shares of Class A common stock pursuant to exemptions from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended.

During October 2015, in connection with the delivery of the remaining two Principal Maritime Suezmax tankers, we issued to Veritable Maritime Holdings LLC an aggregate of approximately 1.1 million shares of our Class A common stock, with a value of $8.8 million, as part of the purchase price for such vessels. We issued the shares of Class A common stock pursuant to exemptions from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended.

Item 3 – Defaults Upon Senior Securities

None.

Item 4 – Mine Safety Disclosures

None.

Item 5 – Other Information

None.

Item 6 – Exhibits

Exhibit Number	Description

1.1	Equity Distribution Agreement, dated November 18, 2015, between Teekay Tankers Ltd. and Evercore Group L.L.C.

5.1	Opinion of Watson, Farley & Williams LLP, relating to the legality of the securities being registered

8.1	Opinion of Perkins Coie LLP, relating to tax matters

8.2	Opinion of Watson, Farley & Williams LLP, relating to tax matters

10.1	Common Stock Purchase Agreement, dated August 4, 2015, by and among Teekay Tankers Ltd. and the purchasers named therein (previously filed as Exhibit 10.1 to the Company’s Report on Form 6-K furnished to the SEC on August 7, 2015, and hereby incorporated by reference to such Report).

10.2	Registration Rights Agreement, dated August 4, 2015, by and among Teekay Tankers Ltd. and the persons set forth on Schedule I thereto.

10.3	Memorandum of Agreement, dated August 4, 2015, by and between Courage Holdings, LLC and Rio Spirit L.L.C.

10.4	Schedule of Agreements Substantially Identical to Exhibit 10.3.

23.1	Consent of Watson, Farley & Williams LLP (contained in Exhibit 5.1 and Exhibit 8.2 hereto)

23.2	Consent of Perkins Coie LLP (contained in Exhibit 8.1 hereto)

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY.

REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-148055) FILED WITH THE SEC ON DECEMBER 13, 2007.

REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-194404) FILED WITH THE SEC ON MARCH 7, 2014.

REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-196915) FILED WITH THE SEC ON JUNE 20, 2014.

REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-205643) FILED WITH THE SEC ON JULY 13, 2015.

REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-206495) FILED WITH THE SEC ON AUGUST 21, 2015, AS AMENDED.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY TANKERS LTD.

Date: November 18, 2015	By:	/s/ Vincent Lok
Vincent Lok
Chief Financial Officer
(Principal Financial and Accounting Officer)

Exhibit Index

Exhibit Number	Description

1.1	Equity Distribution Agreement, dated November 18, 2015, between Teekay Tankers Ltd. and Evercore Group L.L.C.

5.1	Opinion of Watson, Farley & Williams LLP, relating to the legality of the securities being registered

8.1	Opinion of Perkins Coie LLP, relating to tax matters

8.2	Opinion of Watson, Farley & Williams LLP, relating to tax matters

10.1	Common Stock Purchase Agreement, dated August 4, 2015, by and among Teekay Tankers Ltd. and the purchasers named therein (previously filed as Exhibit 10.1 to the Company’s Report on Form 6-K furnished to the SEC on August 7, 2015, and hereby incorporated by reference to such Report).

10.2	Registration Rights Agreement, dated August 4, 2015, by and among Teekay Tankers Ltd. and the persons set forth on Schedule I thereto.

10.3	Memorandum of Agreement, dated August 4, 2015, by and between Courage Holdings, LLC and Rio Spirit L.L.C.

10.4	Schedule of Agreements Substantially Identical to Exhibit 10.3.

23.1	Consent of Watson, Farley & Williams LLP (contained in Exhibit 5.1 and Exhibit 8.2 hereto)

23.2	Consent of Perkins Coie LLP (contained in Exhibit 8.1 hereto)